

August 30, 2010

Mr. Jason Gonzalez
Chief Executive Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

      Re: **Visual Management Systems, Inc.**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed April 15, 2010
             Form 10-Q for the quarter ended March 31, 2010
             File No. 333-133936

Dear Mr. Gonzalez:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 25

1.   We note from your disclosures, that based upon their evaluation, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2009. However, we note from your discussion of material weaknesses on page 26, the following:

- you lack of sufficient resources and an insufficient level of monitoring and oversight, which restricts your ability to gather, analyze and report information relative to the financial statement assertions in a timely manner; and

- the limited size of your accounting department makes it impracticable to achieve an appropriate segregation of duties and to implement the formal documented closing and reporting calendar and checklists in a timely manner on a consistent basis.

Since it appears that the material weaknesses you have identified could impact your ability to maintain effective disclosure controls and procedures as of December 31, 2009, please tell us your basis for determining that your disclosure controls and procedures were effective at December 31, 2009.

Note 13. Financing Activity, page F-25

2.   Please revise to clearly disclose the pertinent rights and privileges of all of your common and preferred equity securities outstanding including, but not limited to: dividend and liquidation preferences, participation rights, call prices and dates, conversion and exercise prices or rates along with pertinent dates, unusual voting rights and significant terms of any contractual obligations to issue additional shares. Please refer to ASC 505-10-50 for additional guidance and provide us with your revised, proposed disclosures in response to this comment.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Accountant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director